UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rules 13a-16 or 15d-16 under
the Securities Exchange Act of 1934

Dated December 17, 2015

File Number: 001-35785

SIBANYE GOLD LIMITED
(Translation of registrant's name into
English)

Libanon Business Park
1 Hospital Street (off Cedar
Avenue) Libanon, Westonaria,
1780
South Africa

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F    Form 40-F _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
_____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
_____

SIBANYE GOLD LIMITED
(Reg. No. 2002/031431/06)
(Incorporated in the Republic of South Africa)
Share Code: SGL
ISIN Code: ZAE000173951
Issuer Code: SGL
("Sibanye" or "the Company")

POSTING OF CIRCULAR AND NOTICE OF GENERAL MEETING

Posting of circular

Sibanye shareholders ("Sibanye Shareholders") are referred to the announcement released by Sibanye on the stock exchange news service ("SENS") operated by JSE Limited on 9 September 2015, in which Sibanye announced that it had, via a subsidiary company, entered into a suite of transaction agreements, with Rustenburg Platinum Mines Limited, a wholly owned subsidiary of Anglo American Platinum Limited to acquire the Bathopele, Siphumelele (incl. Khomanani), and Thembelani (incl. Khuseleka) mining operations, two concentrating plants, an onsite chrome recovery plant, the Western Limb Tailings Retreatment Plant, associated surface infrastructure and related assets and liabilities on a going concern basis including normalised levels of working capital (the "Transaction").

Sibanye Shareholders are hereby advised that a circular ("Circular") containing, *inter alia*, details of the Transaction, a notice convening the general meeting ("General Meeting") and a form of proxy, has been posted to Sibanye Shareholders today, 15 December 2015.

A copy of the Circular can be found at www.sibanyegold.co.za

Notice of General Meeting
Notice is hereby given to Sibanye Shareholders that a General Meeting of Sibanye Shareholders will be held at the Sibanye Gold Academy, Rietkloof 349, Glenharvie, 1786, South Africa, on Monday, 18 January 2016 at 09h00 to consider and, if deemed fit, pass, with or without amendment, the resolutions set out in the Circular to give effect to the Transaction.

The salient dates and times relating to the General Meeting are set out below:

Action	
Last day to trade in order to be eligible to vote at General Meeting	Thursday, 31 December 2015
Record date in order to be eligible to vote at the General Meeting	Friday, 8 January 2016
Last day to lodge an instruction requesting to participate at the General Meeting via electronic participation by 09h00	Friday, 8 January 2016
Last day to lodge forms of proxy in respect of the General	Thursday, 14 January 2016

Meeting by 09h00	
General Meeting of Sibanye Shareholders at 09h00	Monday, 18 January 2016
Results of General Meeting released on SENS	Monday, 18 January 2016
Results of General Meeting published in the South African press	Tuesday, 19 January 2016

Notes:

(1)   All dates and times are South African dates and times.

15 December 2015

Libanon

Corporate Advisor	**Financial Advisor**	**Sponsor**
Qinisele Resources Proprietary Limited	HSBC Bank plc	J.P. Morgan Equities South Africa Proprietary Limited
South African Legal Advisor	**US Legal Counsel**	**Sibanye Reporting Accountants**
Edward Nathan Sonnenbergs	Linklaters LLP	KPMG

FORWARD LOOKING STATEMENTS

Certain statements in this document constitute "forward-looking statements" within the meaning of Section 27A of the US Securities Act of 1933 and Section 21E of the US Securities Exchange Act of 1934.

These forward-looking statements, including, among others, those relating to Sibanye's future business prospects, revenues and income, wherever they may occur in this document and the exhibits to this document, are necessarily estimates reflecting the best judgment of the senior management and directors of Sibanye, and involve a number of known and unknown risks and uncertainties that could cause actual results, performance or achievements of the Group to differ materially from those suggested by the forward-looking statements. As a consequence, these forward-looking statements should be considered in light of various important factors, including those set forth in this document. Important factors that could cause the actual results to differ materially from estimates or projections contained in the forward-looking statements include, without limitation, economic, business, political and social conditions in South Africa, Zimbabwe and elsewhere; changes in assumptions underlying Sibanye's estimation of its current Mineral Reserves and Resources; the ability to achieve anticipated efficiencies and other cost savings in connection with past and future acquisitions, as well as existing operations; the success of Sibanye's business strategy, exploration and development activities; the ability of Sibanye to comply with requirements that it operate in a sustainable manner; changes in the market price of gold, platinum group metals ("PGMs") and/or uranium; the occurrence of hazards associated with underground and surface gold, PGMs and uranium mining; the occurrence of labour disruptions and industrial action; the availability, terms and deployment of capital or credit; changes in government regulations, particularly environmental regulations and new legislation affecting water, mining, mineral rights and business ownership, including any interpretations thereof which may be subject to dispute; the outcome and consequence of any potential or pending litigation or regulatory proceedings or other environmental, health and safety issues; power disruptions, constraints and cost increases; supply chain shortages and increases in the price of production inputs; fluctuations in exchange rates, currency devaluations, inflation and other macro-economic monetary policies; the occurrence of temporary stoppages of mines for safety incidents and unplanned maintenance; Sibanye's ability to hire and retain senior management or sufficient technically skilled employees, as well as its ability to achieve sufficient representation of historically disadvantaged South Africans' in its management positions; failure of Sibanye's information technology and communications systems; the adequacy of Sibanye's insurance coverage; any social unrest, sickness or natural or man-made disaster at informal settlements in the vicinity of some of Sibanye's operations; and the impact of HIV, tuberculosis and other contagious diseases. These forward-looking statements speak only as of the date of this document.

The Group undertakes no obligation to update publicly or release any revisions to these forward-looking statements to reflect events or circumstances after the date of this document or to reflect the occurrence of unanticipated events.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

SIBANYE GOLD LIMITED

Dated: December 17, 2015

By:	/s/ Charl Keyter
Name:	Charl Keyter
Title:	Chief Financial Officer